Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400                                      Fax: 949/673-4525

June 7, 2012

Securities and Exchange Commission

Division of Corporation Finance

Attn: John Reynolds, Assistant Director

Washington, D.C. 20549

RE:	Powerdyne International, Inc.
Registration Statement on Form S-1
File No. 333-172509

Dear Mr. Reynolds:

Please find attached herewith a request for acceleration and supporting statement from Powerdyne International, Inc. (the “Company”) with respect to the Registration Statement on Form S-1. The Company is requesting that the Registration Statement be declared effective on Tuesday, June 12, 2012 at 12:00 p.m. Eastern time.

Please promptly advise us if there are any issues or concerns regarding the effectiveness of the Registration Statement on Form S-1. If there are any other questions, please let us know the same at your earliest opportunity by contacting Lee Cassidy, Esq. at (202) 387-5400 or the undersigned at (310) 709-4338. We look forward to the Registration Statement being declared effective, and thank you for your professional courtesy and assistance in this matter.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

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Powerdyne International, Inc.

Suite 100E

300 Centerville Road

Warwick, Rhode Island 02886

(401) 739-3300

June 7, 2012

Securities and Exchange Commission

Division of Corporation Finance

Attn: John Reynolds, Assistant Director

Washington, D.C. 20549

RE:	Powerdyne International, Inc.
Registration Statement on Form S-1
File No. 333-172509

Dear Mr. Reynolds:

Powerdyne International, Inc. (the “Company”) hereby request acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-172509). The Company requests the qualification to be effective as of 12:00 p.m. Eastern time on Tuesday, June 12, 2012.

Accompanying this letter is a letter of even date from the Company acknowledging certain matters regarding the role of the Securities and Exchange Commission in declaring this Registration Statement effective.

Sincerely,

POWERDYNE INTERNATIONAL, INC.

/s/ Dale P. Euga

Dale P. Euga
President

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Powerdyne International, Inc.

Suite 100E

300 Centerville Road

Warwick, Rhode Island 02886

(401) 739-3300

June 7, 2012

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Powerdyne International, Inc.
Registration Statement on Form S-1
File No. 333-172509

To the Securities and Exchange Commission:

Powerdyne International, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement on Form S-1 (File No. 333-172509). The Company requests the qualification to be effective as of 12:00 p.m. Eastern time on Tuesday, June 12, 2012.

In regard to the Registration Statement, the Company and its management acknowledge that:

Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

POWERDYNE INTERNATIONAL, INC.

/s/ Dale P. Euga

Dale P. Euga
President

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